UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GALT, BARRY J.
   1811 KIRBY DRIVE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
   02/16/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   COB, CEO, Pres. & Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                  (a)161,000        D  Direct
Common Stock                                                                                     12,690         I  401(k) Plan
Common Stock                                                                                  (b)7,817          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $6.3125                                                                                 09/20/98
(right to buy)
Non-Qualified Stock Option     $8.4375                                                                                 11/08/99
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/20/02
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                                09/28/00
(right to buy)
Non-Qualified Stock Option     $17.3750                                                                                07/10/05
(right to buy)
Non-Qualified Stock Option     $18.8125        07/15/97       A         100,000                           (1)          05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $25.5000                                                                                06/01/04
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units (2)                        01/01/97       A         1,529
Phantom Stock Units (2)                        01/15/97       A         143
Phantom Stock Units (2)                        01/31/97       A         145
Phantom Stock Units (2)                        02/15/97       A         154
Phantom Stock Units (2)                        02/28/97       A         161
Phantom Stock Units (2)                        03/10/97       A         1,885
Phantom Stock Units (2)                        03/15/97       A         170
Phantom Stock Units (2)                        03/31/97       A         172
Phantom Stock Units (2)                        04/15/97       A         183
Phantom Stock Units (2)                        04/30/97       A         269
Phantom Stock Units (2)                        05/15/97       A         266
Phantom Stock Units (2)                        05/31/97       A         257
Phantom Stock Units (2)                        06/15/97       A         254
Phantom Stock Units (2)                        06/30/97       A         254
Phantom Stock Units (2)                        07/15/97       A         251
Phantom Stock Units (2)                        07/31/97       A         236
Phantom Stock Units (2)                        08/15/97       A         220
Phantom Stock Units (2)                        08/31/97       A         202
Phantom Stock Units (2)                        09/15/97       A         193
Phantom Stock Units (2)                        09/30/97       A         186
Phantom Stock Units (2)                        10/15/97       A         177
Phantom Stock Units (2)                        10/31/97       A         177
Phantom Stock Units (2)                        11/15/97       A         188
Phantom Stock Units (2)                        11/30/97       A         196
Phantom Stock Units (2)                        12/15/97       A         206
Phantom Stock Units (2)                        12/31/97       A         219

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   7,300                     7,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,600                     9,600         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   192,000                   192,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   48,000                    48,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   92,700                    92,700        D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/97  Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   90,400                    90,400        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Phantom Stock Units (2)        01/01/97  Common Stock                   1,529                                   D   Direct
Phantom Stock Units (2)        01/15/97  Common Stock                   143                                     D   Direct
Phantom Stock Units (2)        01/31/97  Common Stock                   145                                     D   Direct
Phantom Stock Units (2)        02/15/97  Common Stock                   154                                     D   Direct
Phantom Stock Units (2)        02/28/97  Common Stock                   161                                     D   Direct
Phantom Stock Units (2)        03/10/97  Common Stock                   1,885                                   D   Direct
Phantom Stock Units (2)        03/15/97  Common Stock                   170                                     D   Direct
Phantom Stock Units (2)        03/31/97  Common Stock                   172                                     D   Direct
Phantom Stock Units (2)        04/15/97  Common Stock                   183                                     D   Direct
Phantom Stock Units (2)        04/30/97  Common Stock                   269                                     D   Direct
Phantom Stock Units (2)        05/15/97  Common Stock                   266                                     D   Direct
Phantom Stock Units (2)        05/31/97  Common Stock                   257                                     D   Direct
Phantom Stock Units (2)        06/15/97  Common Stock                   254                                     D   Direct
Phantom Stock Units (2)        06/30/97  Common Stock                   254                                     D   Direct
Phantom Stock Units (2)        07/15/97  Common Stock                   251                                     D   Direct
Phantom Stock Units (2)        07/31/97  Common Stock                   236                                     D   Direct
Phantom Stock Units (2)        08/15/97  Common Stock                   220                                     D   Direct
Phantom Stock Units (2)        08/31/97  Common Stock                   202                                     D   Direct
Phantom Stock Units (2)        09/15/97  Common Stock                   193                                     D   Direct
Phantom Stock Units (2)        09/30/97  Common Stock                   186                                     D   Direct
Phantom Stock Units (2)        10/15/97  Common Stock                   177                                     D   Direct
Phantom Stock Units (2)        10/31/97  Common Stock                   177                                     D   Direct
Phantom Stock Units (2)        11/15/97  Common Stock                   188                                     D   Direct
Phantom Stock Units (2)        11/30/97  Common Stock                   196                                     D   Direct
Phantom Stock Units (2)        12/15/97  Common Stock                   206                                     D   Direct
Phantom Stock Units (2)        12/31/97  Common Stock                   219                       57,515        D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(2)
1-for-1
(a)
Includes 30,000 shares, previously reported,  held by certain trusts with respect to which reporting person has no pecuniary interest and disclaims any beneficial ownership.
(b)
To update ESOP information previously provided to reflect 12/31/97 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Barry J. Galt
DATE